UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:	001-7120
CUSIP Number:	416196103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HARTE HANKS, INC.
Full Name of Registrant

Former Name if Applicable

9601 McAllister Freeway, Suite 610
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78216
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Harte Hanks, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. As described in the Company’s Current Reports on Form 8-K furnished on March 17, 2017 and April 6, 2017, the Company’s delay in filing the Form 10-Q is in part due to the additional time the Company requires to complete the preparation of its audited financial statements for the year ended December 31, 2016 and file its Annual Report on Form 10-K for the corresponding period (the “Form 10-K”). Until the fiscal year 2016 audited financial statements are complete and the Form 10-K is filed, the Company is not able to complete its quarterly financial statements for the first quarter of fiscal 2017.

The Company was delayed in completing the closing of its accounting books for the fiscal year ended December 31, 2016 primarily due to (i) unexpected complications required to account for the sale of the Company’s Trillium business (and calculate the tax therefor), which sale was completed on December 23, 2016, (ii) delays and complications in performing its annual goodwill impairment analysis, and (iii) additional time-consuming review, testing and evaluation related to material weaknesses in internal controls. These factors combined to result in a delay in the completion of the Company’s preparation of the annual financial statements and the audit thereof, and consequently the Company’s filing of the Form 10-K. These same factors that have resulted in a delay in the completion of the Company’s preparation of its audited annual financial statements, as well as the fact that its annual financials are not completed, has delayed the Company’s ability to complete the preparation of its first quarter financial statements and its Form 10-Q. The Company will not be in a position to file its Form 10-Q within the 5-day extension period provided by Rule 12b-25 because the Company does not anticipate filing its Form 10-K within such period. The Company is working diligently to resolve these matters and intends to file its Form 10-K and subsequently its Form 10-Q as promptly as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert L. R. Munden	(210)	829-9000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2016.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations for the quarterly period ended March 31, 2017 for the reasons set forth in Part III above describing why the Form 10-Q could not be filed on time.

	Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, statements regarding the Company’s intention to file its Form 10-K or its Form 10-Q, and the completion of matters necessary to permit filing of the Form 10-K or Form 10-Q. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

HARTE HANKS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2017	By	/s/ Robert L. R. Munden
Robert L. R. Munden
Executive Vice President, Chief Financial Officer, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).